Exhibit 99.1

Mine Safety Disclosure

Chevron is an operator of the following coal and molybdenum mines for which reporting requirements apply under Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act as a result of citations and orders received from the Mine Safety and Health Administration (MSHA) during the quarter ending September 30, 2011. In evaluating this information, consideration should be given to factors such as: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.

The items in the table below refer to the applicable sections of the Federal Mine Safety and Health Administration Act of 1977 under which the citations and orders were received.

Mine(1)	Number of Violations For Which Significant and Substantial Citations Were Received Under Sec. 104	Number of Orders Received Under Sec. 104(b)	Number of Citations and Orders for Unwarrantable Failure Under Sec. 104(d)	Number of Flagrant Violations Received Under Sec. 110(b)(2)	Number of Imminent Danger Orders Received Under Sec. 107(a)	Total Dollar Value of Proposed MSHA Assessments Received During the Reporting Period (thousands)
Kemmerer Mine	11	1	—	—	—	$14
McKinley Mine	—	—	—	—	—	$116
Questa Mine	2	—	—	—	—	$1

(1)	The North River Mine was sold May 6, 2011.

For the quarter ending September 30, 2011, there were no coal or other mines, of which Chevron is an operator, that received written notice from MSHA of (1) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Federal Mine Safety and Health Act of 1977 or (2) the potential to have such a pattern. In addition, there were no fatalities at Chevron’s mines during the quarter ending September 30, 2011.

As of September 30, 2011, the company had 41 pending legal actions before the Federal Mine Safety and Health Review Commission, representing contests of citations, orders, and proposed penalties.